Exhibit 99.2

GW Pharmaceuticals plc Announces US Patent Allowance
for Use of Cannabidivarin (CBDV) in Treating Epilepsy

London, UK; 27 April 2015: GW Pharmaceuticals plc (AIM: GWP, Nasdaq: GWPH, "GW") announced today that the United States Patent and Trademark Office (USPTO) has issued a Notice of Allowance for U.S. Application Serial Number 13/075,873, a patent application which covers the use of cannabidivarin (CBDV) for treating epilepsy.

The subject patent claims cover CBDV, a non-psychoactive cannabinoid extracted from the cannabis plant, for use in the treatment of patients with epilepsy and specifically for the control of generalised or temporal lobe seizures. This patent covers CBDV alone or in combination with standard anti-epileptic drugs. The issued patent from this application will provide an exclusivity period until 30 March 2031.

“This patent is important as we believe that CBDV has the potential to become an important new treatment option in the field of epilepsy,” stated Justin Gover, GW’s Chief Executive Officer. “Whilst the primary focus of GW’s epilepsy research program remains on Epidiolex in pediatric epilepsy, we believe that CBDV may offer an additional treatment advance in this therapeutic area in the medium and longer term.”

In 2014, GW completed a Phase 1 clinical trial of its CBDV product candidate, known as GWP42006, and expects to commence a Phase 2 study in adult patients with epilepsy in the second quarter of 2015.

In addition to CBDV, GW continues to advance its product candidate Epidiolex®, a liquid formulation of pure cannabidiol (CBD). GW recently commenced two Phase 3 clinical trials of Epidiolex in Dravet syndrome and expects to commence two Phase 3 clinical trials in Lennox-Gastaut syndrome in the second quarter of 2015. GW also recently announced its intent to commence clinical development of Epidiolex in an additional pediatric epilepsy indication, Tuberous Sclerosis Complex (TSC), and expects to commence Phase 3 clinical development in TSC later this year.

About Epilepsy

Epilepsy is a complex neurological disorder characterized by spontaneous recurrence surges of electrical activity in the brain resulting in unprovoked seizures. Epilepsy is estimated to affect 50 million people worldwide including, according to the Centers for Disease Control and Prevention, 2.2 million people in the United States. Drug therapy remains ineffective for seizure control in approximately 30% of patients with epilepsy because either the drugs do not control the seizures or the patients cannot tolerate the side effects. Currently available drugs can cause significant side effects particularly affecting movement and cognition that can adversely affect the quality of life for epileptic patients.

Forward-looking statements

This news release may contain forward-looking statements that reflect GW’s current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products, if approved, by consumers and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900
Peel Hunt LLP (UK NOMAD)
James Steel / Clare Terlouw	+ 44 20 7418 8900